August 25, 2023

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File Nos. 333-262101; 811- 23774

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Cantor Select Portfolios Trust (the "Trust"), pursuant to: (i) the Securities Act of 1933 and Rule 485(a) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find Post-Effective Amendment No. 5 to the Registration Statement of the Trust (the “Amendment”).

This amendment is being filed for the purpose of adding a new series to the Trust’s Registration Statement. This amendment contains prospectus and statement of additional information, Part C, and the signature page for the Cantor International Equity Fund.

If you have any questions concerning this filing, please contact Tanya Boyle at 678-553-2432.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3333 Piedmont Road NE, Suite 2500 ■ Atlanta, GA ■ Tel 678.553.2432